Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 13 DATED JUNE 16, 2022
TO THE PROSPECTUS DATED NOVEMBER 4, 2021

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2021 as supplemented by supplement no. 1 dated November 16, 2021, supplement no. 2 dated November 22, 2021, supplement no. 3 dated November 30, 2021, supplement no. 4 dated December 15, 2021, supplement no. 5 dated January 18, 2022, supplement no. 6 dated February 16, 2022, supplement no. 7 dated March 15, 2022, supplement no. 8 dated March 31, 2022, supplement no. 9 dated April 15, 2022, supplement no. 10 dated April 25, 2022, supplement no. 11 dated May 16, 2022, and supplement no. 12 dated June 7, 2022. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the status of this offering;
•the transaction price for each class of our common stock as of July 1, 2022;
•the calculation of our May 31, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•declaration of distributions for the month of June;
•information regarding repurchases;
•information regarding fees and expenses payable to our advisor and its affiliates;
•updated risks related to this offering; and
•updated experts information.

Status of this Offering

As of June 15, 2022, we have raised gross proceeds of approximately $90.3 million from the sale of approximately 4,761,344 shares in this offering, including proceeds from our distribution reinvestment plan of approximately $1.1 million. As of June 15, 2022, approximately $909.7 million in shares remain available for sale pursuant to this offering, including approximately $98.9 million in shares available for sale through our distribution reinvestment plan.

July 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of July 1, 2022 (and repurchases as of June 30, 2022) is as follows:

Transaction Price (per share)
Class T	$20.6297
Class D	$20.6297
Class I	$20.6297
Class A	$20.6297
Class TX	$20.6297

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2022. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2022 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The May 31, 2022 NAV for our outstanding Class T, Class D, Class I, Class A and Class TX shares was calculated pursuant to these valuation guidelines.

Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of May 31, 2022 (Class T, Class D, Class I, Class A and Class TX) as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of May 31, 2022 and April 30, 2022:

	As of
Components of NAV*	May 31, 2022	April 30, 2022
Investments in Multifamily Operating Properties	$1,997,817,426	$1,971,935,882
Investments in Multifamily Development Properties	233,395,900	221,852,935
Investments in Real-estate Related Structured Investments	65,297,352	64,548,701
Operating Company, Land and Other Net Current Assets	102,133,450	95,396,610
Cash and Cash Equivalents	10,523,523	19,772,595
Secured Real Estate Financing	(1,001,249,924)	(1,018,618,883)
Subordinated Unsecured Notes	(43,443,000)	(43,443,000)
Preferred Equity	(127,294,852)	(127,294,852)
Accrued Performance Participation Allocation	(29,212,962)	(24,106,947)
Net Asset Value	$1,207,966,913	$1,160,043,041
Fully-diluted Shares/Units Outstanding	58,554,689	57,772,787

* Presented as adjusted for our economic ownership percentage in each asset.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2022 and April 30, 2022:

	Class
	T	D	I	A	TX	OP(1)	Total
As of May 31, 2022
Monthly NAV	$53,171,315	$21,016	$27,545,054	$478,478,063	$361,607	$648,389,858	$1,207,966,913
Fully-diluted Outstanding Shares/Units	2,577,413	1,019	1,335,212	23,193,627	17,528	31,429,890	58,554,689
NAV per Fully-diluted Share/Unit	$20.6297	$20.6297	$20.6297	$20.6297	$20.6297	$20.6297
As of April 30, 2022
Monthly NAV	$41,305,831	N/A	$21,099,643	$467,183,561	$351,929	$630,102,077	$1,160,043,041
Fully-diluted Outstanding Shares/Units	2,057,125	N/A	1,050,810	23,266,806	17,527	31,380,519	57,772,787
NAV per Fully-diluted Share/Unit	$20.0794	N/A	$20.0794	$20.0794	$20.0794	$20.0794

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the May 31, 2022, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	5.73%	4.44%
Development Assets	5.59%	4.40%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value.
A change in these assumptions would impact the calculation of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.5%	2.2%
	0.25% increase	(2.4)%	(2.2)%
Exit Capitalization Rate	0.25% decrease	4.7%	4.5%
	0.25% increase	(4.0)%	(4.0)%

* Presented as adjusted for our economic ownership percentage in each asset.

Declaration of Distributions

On June 16, 2022, our board of directors declared a distribution for the month of June of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on June 30, 2022, to be paid in July.

Repurchases

During the three months ended March 31, 2022, we received and repurchased in full eligible repurchase requests for 183,049 shares of common stock pursuant to our share repurchase program for approximately $3.1 million, at an average repurchase price of $16.98. During the year ended December 31, 2021, we received and repurchased in full eligible repurchase requests for 203,537 shares of common stock for $2.6 million, at an average repurchase price of $12.90. We funded our repurchases with cash available from operations, financing activities and capital raising activities.

Fees and Expenses Payable to Our Advisor and its Affiliates

The table below provides information regarding fees and expenses paid to our advisor and its affiliates in connection with their services provided to us pursuant to the terms of the agreements with them in effect at such times. The table includes amounts incurred for the three months ended March 31, 2022 and the year ended December 31, 2021. We entered an amended and restated advisory agreement on May 7, 2021 at the effective time of our merger with Cottonwood Residential II, Inc. (the “CRII Merger”). The fees paid prior to May 7, 2021 were earned under our prior advisory agreement (amounts in thousands).

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
Form of Compensation
Operational Stage
Asset management fees(1)	$3,792	$8,052
Asset management fees waived by our advisor(2)	—	(27)
Property management fee(3)	—	151
Reimbursable operating expenses(4)	—	331
Performance participation allocation(5)	19,934	51,761
	$23,726	$60,268

(1)Under our advisory agreement in effect through May 6, 2021, we paid our advisor an annual asset management fee, paid monthly, in an amount equal to 1.25% per annum of our gross assets as of the last day of the prior month. Under the amended and restated advisory agreement entered May 7, 2021, our Operating Partnership pays our advisor a monthly management fee equal to 0.0625% of GAV (gross asset value of our Operating Partnership, calculated pursuant to our valuation guidelines and reflective of the ownership interest held by our Operating Partnership in such gross assets), subject to a cap of 0.125% of net asset value of our Operating Partnership.
(2)In connection with our initial public offering, our advisor agreed to waive its asset management fee each month in an amount equivalent to the 6.0% discount provided to those who purchased Class A shares through certain distribution channels. This was to ensure that we received proceeds equivalent to those received for sales of shares outside of these channels.
(3)Through May 7, 2021, we paid Cottonwood Communities Management, LLC (our subsidiary following the CRII Merger) a property management fee in an amount up to 3.5% of the annual gross revenues of our multifamily apartment communities that it manages. Cottonwood Communities Management, LLC could subcontract the performance of its property management duties to third parties and Cottonwood Communities Management, LLC would pay a portion of its property management fee to the third parties with whom it subcontracts for these services.
(4)Subject to the limitations on total operating expenses, our advisor is entitled to reimbursement of all costs and expenses incurred by it or its affiliates on our behalf, provided that our advisor is responsible for the expenses related to any and all of our advisor’s personnel who provide investment advisory services to us (including, without limitation, each of our executive officers and any directors who are also directors, officers or employees of our advisor or any of its affiliates), including, without limitation, salaries, bonuses and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel; provided that we will be responsible for the personnel costs of our employees even if they are also directors or officers of our advisor or any of its affiliates except as provided for in the Reimbursement and Cost Sharing Agreement. Prior to May 7, 2021, we had no employees and amounts reimbursed for the year ended December 31, 2021 represent employee costs for individuals who are now employed by us.
(5)As of May 7, 2021, the “Special Limited Partner,” an affiliate of our advisor, is entitled to receive a 12.5% promotional interest, subject to a 5% hurdle and certain limitations, under the terms of the amended and restated limited partnership agreement of CROP as amended to date. The performance participation allocation is an annual distribution to be made following the end of each year and accrues on a monthly basis. On January 31, 2022, the accrued $51.8 million performance participation allocation was paid in cash to the Special Limited Partner.

Risk Factors

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the prospectus and all similar disclosure in the prospectus.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific expenses such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

During the early stages of our operations, it is likely that we will use sources of funds, which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our existence and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early periods of operation. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the three months ended March 31, 2022, and the year ended December 31, 2021, we paid aggregate distributions to common stockholders and limited partnership unitholders of $10.1 million and $20.2 million, including $9.6 million and $20.1 million of distributions paid in cash and $0.5 million and $0.1 million of distributions reinvested through our distribution reinvestment plan, respectively. Our net loss for the three months ended March 31, 2022 and the year ended December 31, 2021 was $6.9 million and $106.9 million, respectively. Cash used in operating activities were $14.8 million for the three months ended March 31, 2022, and cash flows provided by operating activities were $5.4 million for the year ended December 31, 2021. We funded our total distribution paid during the three months ended March 31, 2022, which includes net cash distributions and distribution reinvestment by stockholders, with $10.1 million in offering proceeds. We funded our total distributions paid for the year ended December 31, 2021, which includes net cash distributions and distributions reinvested by stockholders, with $11.0 million prior period cash provided by operating activities, $5.0 million from our revolving credit facility, and $4.0 million of offering proceeds.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.
We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the three months ended March 31, 2022 and for the year ended December 31, 2021, we had consolidated net losses of $6.9 million and $106.9 million, respectively. As of March 31, 2022, we had an accumulated deficit of $58.9 million. These amounts largely reflect the expense of real estate depreciation and amortization in accordance with GAAP, which was $11.3 million for the three months ended March 31, 2022 and $63.4 million for the year ended December 31, 2021. In addition, the three months ended March 31, 2022 and the year ended December 31, 2021 also included $19.9 million and $51.8 million, respectively, of charges related to the performance participation allocation.

Net loss and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics, funds from operations, or FFO and Core FFO. FFO measures operating performance that excludes gains or losses from sales of depreciable properties, real estate-related depreciation and amortization and after adjustments for our share of consolidated and unconsolidated entities.

Experts

The statements included in this supplement under “May 31, 2022 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this supplement given the authority of such firm as experts in real estate valuations.